Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 of HeartSciences Inc. (the “Company”) of our audit report dated July 24, 2025 relating to the financial statements of the Company as of and for each of the years ended April 30, 2025 and 2024 included in the Company’s Annual Report on Form 10-K for the year ended April 30, 2025.

Our report dated July 24, 2025 contains an explanatory paragraph that states the Company has experienced recurring losses, negative cash flows from operations, and limited capital resources. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We also consent to the reference to us under the heading “Experts” in this Registration Statement.

/s/ Haskell & White LLP
HASKELLL & WHITE LLP

Irvine, CA

November 5, 2025